Exhibit 99.1

FOR IMMEDIATE RELEASE    October 24, 2022
(All amounts in U.S. dollars. Per share information based on diluted shares outstanding unless otherwise noted.)

CELESTICA ANNOUNCES THIRD QUARTER 2022 FINANCIAL RESULTS

Results exceed guidance ranges; full year 2022 outlook raised

TORONTO, Canada - Celestica Inc. (TSX: CLS) (NYSE: CLS), a leader in design, manufacturing, hardware platform and supply chain solutions for the world's most innovative companies, today announced financial results for the quarter ended September 30, 2022 (Q3 2022)†.

"Our exceptional performance during the third quarter was marked by our highest non-IFRS operating margin* in our history and our highest non-IFRS adjusted EPS* in more than 20 years," said Rob Mionis, President and CEO, Celestica.

"We continue to execute on our strategy to drive profitable growth, and we are pleased with our solid financial results and the momentum that has been building. Year to date, our revenues are up 26%, and our non-IFRS adjusted EPS* is up 56%, compared to the prior year period. The strong performance in recent quarters continues to be driven by new project ramps in our ATS segment and strong demand with market share gains in our Hardware Platform Solutions business. Based on our strong momentum, we are raising our revenue and non-IFRS adjusted EPS* outlook for 2022, and expect revenue and non-IFRS adjusted EPS* growth in 2023."

Q3 2022 Highlights

• Key measures:
•Revenue: $1.92 billion, increased 31% compared to $1.47 billion for the third quarter of 2021 (Q3 2021).
•Non-IFRS operating margin*: 5.1%, compared to 4.2% for Q3 2021.
•ATS segment revenue: increased 30% compared to Q3 2021; ATS segment margin was 5.0%, compared to 4.3% for Q3 2021.
•CCS segment revenue: increased 32% compared to Q3 2021; CCS segment margin was 5.2%, compared to 4.1% for Q3 2021.
•Adjusted earnings per share (EPS) (non-IFRS)*: $0.52, compared to $0.35 for Q3 2021.
•Adjusted return on invested capital (non-IFRS)*: 19.2%, compared to 15.2% for Q3 2021.
•Adjusted free cash flow (non-IFRS)*: $7.4 million, compared to $27.1 million for Q3 2021.
• IFRS financial measures (directly comparable to non-IFRS measures above):
•Earnings from operations as a percentage of revenue: 4.1%, compared to 3.5% for Q3 2021.
•EPS: $0.37, compared to $0.28 for Q3 2021.
•Return on invested capital (IFRS ROIC): 15.3%, compared to 12.8% for Q3 2021.
•Cash provided by operations: $74.4 million, compared to $55.7 million for Q3 2021.
• Repurchased and cancelled 0.5 million subordinate voting shares (SVS) for $5.0 million under our normal course issuer bid (NCIB).

† Celestica has two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market and is comprised of our Aerospace and Defense (A&D), Industrial, HealthTech and Capital Equipment businesses. Our CCS segment consists of our Communications and Enterprise (servers and storage) end markets. Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). See note 25 to our 2021 audited consolidated financial statements, included in our Annual Report on Form 20-F for the year ended December 31, 2021 (2021 20-F), available at www.sec.gov and www.sedar.com, for further detail.
* Non-International Financial Reporting Standards (IFRS) financial measures (including ratios based on non-IFRS financial measures) do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar financial measures presented by other public companies that report under IFRS or U.S. generally accepted accounting principles (GAAP). Adjusted free cash flow was previously referred to as free cash flow, but has been renamed. Its composition remains unchanged. In addition, prior to the second quarter of 2022 (Q2 2022), non-IFRS operating earnings (adjusted EBIAT) was reconciled to IFRS earnings before income taxes, and non-IFRS operating margin was reconciled to IFRS earnings before income taxes as a percentage of revenue, but commencing in Q2 2022, are reconciled to IFRS earnings from operations, and IFRS earnings from operations as a percentage of revenue, respectively (as the most directly comparable IFRS financial measures), with no change to either resultant non-IFRS financial measure. Since non-IFRS adjusted return on invested capital (adjusted ROIC) is based on non-IFRS operating earnings, in comparing this measure to the most directly-comparable financial measure determined using IFRS measures (which we refer to as IFRS ROIC), commencing in Q3 2022, our calculation of IFRS ROIC is based on IFRS earnings from operations (instead of IFRS earnings before income taxes), with no change to the determination of non-IFRS adjusted ROIC. Prior period reconciliations and calculations included herein reflect the current presentation. See “Non-IFRS Supplementary Information” below for information on our rationale for the use of non-IFRS financial measures, and Schedule 1 for, among other items, non-IFRS financial measures included in this press release, as well as their definitions, uses, and a reconciliation of historical non-IFRS financial measures to the most directly comparable IFRS financial measures. The most directly-comparable IFRS financial measures to non-IFRS operating margin, non-IFRS adjusted EPS, non-IFRS adjusted ROIC and non-IFRS adjusted free cash flow are earnings from operations as a percentage of revenue, EPS, IFRS ROIC, and cash provided by operations, respectively.

Fourth Quarter of 2022 (Q4 2022) Guidance

Q4 2022 Guidance
Revenue (in billions)	$1.875 to $2.025
Non-IFRS operating margin*	5.1% at the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges
Adjusted SG&A (non-IFRS)* (in millions)	$64 to $66
Adjusted EPS (non-IFRS)*	$0.49 to $0.55

For Q4 2022, we expect a negative $0.15 to $0.21 per share (pre-tax) aggregate impact on net earnings on an IFRS basis for employee stock-based compensation (SBC) expense, amortization of intangible assets (excluding computer software), and restructuring charges; and a non-IFRS adjusted effective tax rate* of approximately 21% (which does not account for foreign exchange impacts or unanticipated tax settlements).

2022 and 2023 Outlook

Based on our strong performance in the first nine months of 2022 and our Q4 2022 guidance, we have raised our 2022 revenue outlook to between $7.08 billion and $7.23 billion, and our non-IFRS adjusted EPS* outlook to between $1.83 and $1.89. Achievement of the mid-point of these ranges would represent 27% and 43% year- over-year growth for revenue and non-IFRS adjusted EPS*, respectively. Additionally, our 2022 non-IFRS adjusted free cash flow* outlook is $75 million, as we continue to make strategic investments to support our strong growth.

For 2023, our outlook consists of:
•revenue of at least $7.5 billion;
•non-IFRS operating margin* of between 4.5% and 5.5%; and
•target non-IFRS adjusted EPS* of between $1.95 and $2.05.

Although we have incorporated the anticipated impact of supply chain constraints into the foregoing financial guidance and outlook to the best of our ability, their adverse impact (in terms of duration and severity) cannot be estimated with certainty, and may be materially in excess of our expectations.

* See Schedule 1 for the definitions of these non-IFRS financial measures. We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of our control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking IFRS financial measure. For these same reasons, we are unable to address the probable significance of the unavailable information. Forward-looking non-IFRS financial measures may vary materially from the corresponding IFRS financial measures.

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Summary of Selected Q3 2022 Results

	Q3 2022 Actual	Q3 2022 Guidance (2)
Key measures:
Revenue (in billions)	$1.92	$1.65 to $1.80
Non-IFRS operating margin*	5.1%	4.8% at the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges
Adjusted SG&A (non-IFRS)* (in millions)	$60.9	$64 to $66
Adjusted EPS (non-IFRS)*	$0.52	$0.41 to $0.47

Directly comparable IFRS financial measures:
Earnings from operations as a % of revenue	4.1%	N/A
SG&A (in millions)	$66.1	N/A
EPS (1)	$0.37	N/A
* See Schedule 1 for, among other things, the definitions of, and exclusions used to determine, these non-IFRS financial measures, and a reconciliation of such financial measures to the most directly comparable IFRS financial measures for Q3 2022.
(1) IFRS EPS of $0.37 for Q3 2022 included an aggregate charge of $0.16 (pre-tax) per share for employee SBC expense, amortization of intangible assets (excluding computer software), and restructuring charges. See the tables in Schedule 1 and note 9 to our September 30, 2022 unaudited interim condensed consolidated financial statements (Q3 2022 Interim Financial Statements) for per-item charges. This aggregate charge was within our Q3 2022 guidance range of between $0.13 to $0.19 per share for these items.

IFRS EPS for Q3 2022 included a $0.02 per share negative taxable foreign exchange impact arising from the weakening of the Chinese renminbi relative to the U.S. dollar (Currency Impact) and a $0.01 per share negative impact attributable to restructuring charges.

IFRS EPS of $0.83 for the first nine months of 2022 (YTD 2022) included: (i) a $0.03 per share net negative impact attributable to other charges (recoveries) (consisting most significantly of a $0.05 per share negative impact attributable to restructuring charges and a $0.01 per share negative impact attributable to Transition Costs, partially offset by a $0.03 per share positive impact attributable to Transition Recoveries (each defined in Schedule 1)); (ii) as a result of supply chain constraints and COVID-19-related workforce expenses and constraints, a $0.03 per share negative impact attributable to estimated Constraint Costs (defined as both direct and indirect costs, including manufacturing inefficiencies related to lost revenue due to our inability to secure materials, idled labor costs, and incremental costs for labor, expedite fees and freight premiums, cleaning supplies, personal protective equipment, and/or IT-related services to support our work-from-home arrangements); (iii) a $0.04 per share favorable tax impact attributable to the reversal of tax uncertainties in one of our Asian subsidiaries; and (iv) a $0.02 per share negative Currency Impact. See notes 9 and 10 to the Q3 2022 Interim Financial Statements.

IFRS EPS of $0.28 for Q3 2021 included a $0.04 per share positive impact attributable to a deferred tax recovery recorded in connection with the revaluation of certain temporary differences using the future effective tax rate of our Thailand subsidiary related to the then-forthcoming income tax exemption rate reduction in 2022 under an applicable tax incentive (Revaluation Impact), and a $0.03 per share positive impact attributable to net other recoveries (consisting most significantly of a $0.07 per share positive impact attributable to legal recoveries, offset in part by a $0.05 per share negative impact attributable to Acquisition Costs, each as described in note 9 to the Q3 2022 Interim Financial Statements), all offset in part by a $0.05 per share negative impact attributable to estimated Constraint Costs net of recognized COVID-19-related government subsidies, credits and grants (COVID Subsidies).

IFRS EPS of $0.57 for the first nine months of 2021 (YTD 2021) included a $0.17 per share negative impact attributable to estimated Constraint Costs, and a $0.02 per share negative impact attributable to net other charges (consisting most significantly of a $0.06 per share negative impact attributable to net restructuring charges and a $0.04 per share negative impact attributable to Acquisition Costs, offset in part by a $0.08 per share positive impact attributable to legal recoveries, each as described in note 9 to the Q3 2022 Interim Financial Statements), all offset in part by a $0.09 per share positive impact attributable to approximately $11 million of recognized COVID Subsidies and $1 million of customer recoveries related to COVID-19, as well as the $0.04 per share positive Revaluation Impact.

For the estimated impact of supply chain constraints on our revenues and costs in YTD 2022, Q3 2021 and YTD 2021, see "Recent Developments — Segment Environment — Operational Impacts" of our Q3 2022 Management's Discussion and Analysis of Financial Condition and Results of Operations, to be filed today at www.sedar.com and furnished on Form 6-K at www.sec.gov.

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(2) For Q3 2022, our revenue and non-IFRS adjusted EPS exceeded the high end of our guidance ranges, and our non-IFRS operating margin exceeded the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges, driven by continued strong demand across the majority of our businesses and improved materials availability in some markets relative to expectations. Non-IFRS adjusted SG&A for Q3 2022 was lower than our guidance range due to the impact of foreign exchange and cost efficiency improvement measures. Our IFRS effective tax rate for Q3 2022 was 25%. As anticipated, our non-IFRS adjusted effective tax rate for Q3 2022 was 21%.

Intention to Launch New NCIB

We intend to file a notice of intention with the Toronto Stock Exchange (TSX) to commence a new NCIB in Q4 2022, after our current NCIB expires in December 2022. If this notice is accepted by the TSX, we expect to be permitted to repurchase for cancellation, at our discretion during the 12 months following such acceptance, up to 10% of the “public float” (calculated in accordance with the rules of the TSX) of our issued and outstanding SVS. Purchases under the new NCIB, if accepted, will be conducted in the open market or as otherwise permitted, subject to applicable terms and limitations, and will be made through the facilities of the TSX and the New York Stock Exchange. We believe that a new NCIB is in the interest of the Company.

Q3 2022 Webcast
Management will host its Q3 2022 results conference call on October 25, 2022 at 8:00 a.m. Eastern Daylight Time (EDT). The webcast can be accessed at www.celestica.com.

Non-IFRS Supplementary Information
In addition to disclosing detailed operating results in accordance with IFRS, Celestica provides supplementary non-IFRS financial measures to consider in evaluating the company’s operating performance. Management uses adjusted net earnings and other non-IFRS financial measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets. We believe investors use both IFRS and non-IFRS financial measures to assess management's past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations. See Schedule 1 below.

About Celestica
Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial, and Capital Equipment to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers. For more information on Celestica, visit www.celestica.com. Our securities filings can be accessed at www.sedar.com and www.sec.gov.

Cautionary Note Regarding Forward-looking Statements

This press release contains forward-looking statements, including, without limitation, those related to: our anticipated financial and/or operational results and outlook, including statements made and guidance provided under the headings "Fourth Quarter of 2022 (Q4 2022) Guidance" and "2022 and 2023 Outlook"; our intention to launch a new NCIB and anticipated terms; our credit risk; our liquidity; anticipated charges and expenses, including restructuring charges; the potential impact of tax and litigation outcomes; mandatory prepayments under our credit facility; our intangible asset amortization; and interest rates. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” "target," "goal," “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, where applicable, and for forward-looking information under applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-

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looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: customer and segment concentration; price, margin pressures, and other competitive factors and adverse market conditions affecting, and the highly competitive nature of, the electronics manufacturing services (EMS) industry in general and our segments in particular (including the risk that anticipated market conditions do not materialize); delays in the delivery and availability of components, services and/or materials, as well as their costs and quality; challenges of replacing revenue from completed, lost or non-renewed programs or customer disengagements; our customers' ability to compete and succeed using our products and services; changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs; managing changes in customer demand; rapidly evolving and changing technologies, and changes in our customers' business or outsourcing strategies; the cyclical and volatile nature of our semiconductor business; the expansion or consolidation of our operations; the inability to maintain adequate utilization of our workforce; defects or deficiencies in our products, services or designs; volatility in the commercial aerospace industry; integrating and achieving the anticipated benefits from acquisitions (including our acquisition of PCI Private Limited (PCI)) and "operate-in-place" arrangements; the potential loss of PCI customers as a result of the recent fire at our Batam facility in Indonesia (Batam Fire); an inability to recover our tangible losses caused by the Batam Fire through insurance claims; compliance with customer-driven policies and standards, and third-party certification requirements; challenges associated with new customers or programs, or the provision of new services; the impact of our restructuring actions and/or productivity initiatives, including a failure to achieve anticipated benefits therefrom; negative impacts on our business resulting from our third-party indebtedness; the incurrence of future restructuring charges, impairment charges, other unrecovered write-downs of assets (including inventory) or operating losses; managing our business during uncertain market, political and economic conditions, including among others, global inflation and/or recession, and geopolitical and other risks associated with our international operations, including military actions, protectionism and reactive countermeasures, economic or other sanctions or trade barriers, including in relation to the evolving Ukraine/Russia conflict; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of events outside of our control (see "External Factors that May Impact our Business" in Item 5 of our 2021 20-F); the scope, duration and impact of the COVID-19 pandemic and materials constraints; changes to our operating model; rising commodity, materials and component costs as well as rising labor costs and changing labor conditions; execution and/or quality issues (including our ability to successfully resolve these challenges); non-performance by counterparties; maintaining sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; negative impacts on our business resulting from any significant uses of cash (including for the acquisition of PCI), securities issuances, and/or additional increases in third-party indebtedness (including as a result of an inability to sell desired amounts under our uncommitted accounts receivable sales program or supplier financing programs); foreign currency volatility; our global operations and supply chain; competitive bid selection processes; customer relationships with emerging companies; recruiting or retaining skilled talent; our dependence on industries affected by rapid technological change; our ability to adequately protect intellectual property and confidential information; increasing taxes (including as a result of global tax reform), tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; the management of our information technology systems, and the fact that while we have not been materially impacted by computer viruses, malware, ransomware, hacking attempts or outages, we have been (and may continue to be) the target of such events; the inability to prevent or detect all errors or fraud; the variability of revenue and operating results; unanticipated disruptions to our cash flows; compliance with applicable laws and regulations; our pension and other benefit plan obligations; changes in accounting judgments, estimates and assumptions; our ability to maintain compliance with applicable credit facility covenants; interest rate fluctuations and the discontinuation of LIBOR; our ability to refinance our indebtedness from time to time; deterioration in financial markets or the macro-economic environment, including as a result of global inflation and/or recession; our credit rating; the interest of our controlling shareholder; current or future litigation, governmental actions, and/or changes in legislation or accounting standards; negative publicity; a lack of acceptance by the TSX of a new NCIB; the impermissibility of SVS repurchases, or a determination not to repurchase SVS under any NCIB; the impact of climate change; and our ability to achieve our environmental, social and governance (ESG) initiative goals, including with respect to climate change and greenhouse gas emissions reduction. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in our most recent MD&A, our 2021 Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators.

The forward-looking statements contained in this press release are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include: continued growth in our end markets; growth in manufacturing outsourcing from customers in diversified end markets; no significant unforeseen negative impacts to Celestica’s operations; no unforeseen materials price increases, margin pressures, or other competitive factors affecting the EMS industry in general or our segments in particular, as well as those related to the following: the scope and duration of materials constraints (i.e., that they do not materially worsen) and the COVID-19 pandemic and their impact on our sites, customers and suppliers; our ability to recover our tangible losses caused by the Batam Fire through insurance claims; fluctuation of production schedules from our customers in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success of our customers’ products; our ability to retain programs and customers; the stability of currency exchange rates; supplier performance and quality, pricing and terms; compliance by third parties with their contractual obligations; the costs and availability of components, materials, services, equipment, labor, energy and transportation; that our customers will retain liability for product/component tariffs and countermeasures; global tax legislation changes; our ability to keep pace with rapidly changing technological developments; the timing, execution and effect of restructuring actions; the successful resolution of quality issues that arise from time to time; the components of our leverage ratio (as defined in our credit facility); our ability to successfully diversify our customer base and develop new capabilities; the availability of capital resources for, and the permissibility under our credit facility of, repurchases of outstanding SVS under NCIBs, acceptance of a new NCIB and compliance with applicable

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laws and regulations pertaining to NCIBs; compliance with applicable credit facility covenants; anticipated demand levels across our businesses; the impact of anticipated market conditions on our businesses; that global inflation and/or recession will not have a material impact on our revenues or expenses; our ability to successfully integrate PCI and achieve the expected long-term benefits from the acquisition; and our maintenance of sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities. Although management believes its assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contacts:
Celestica Global Communications             Celestica Investor Relations
(416) 448-2200                        (416) 448-2211
media@celestica.com                     clsir@celestica.com

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Schedule 1
Supplementary Non-IFRS Financial Measures

The non-IFRS financial measures (including ratios based on non-IFRS financial measures) included in this press release are: adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted selling, general and administrative expenses (SG&A), adjusted SG&A as a percentage of revenue, non-IFRS operating earnings (or adjusted EBIAT), non-IFRS operating margin (non-IFRS operating earnings or adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted EPS, adjusted return on invested capital (adjusted ROIC), adjusted free cash flow, adjusted tax expense and adjusted effective tax rate. Adjusted EBIAT, adjusted ROIC, adjusted free cash flow, adjusted tax expense and adjusted effective tax rate are further described in the tables below. Adjusted free cash flow was previously referred to as free cash flow, but has been renamed. Its composition remains unchanged. In addition, prior to the second quarter of 2022 (Q2 2022), non-IFRS operating earnings (adjusted EBIAT) was reconciled to IFRS earnings before income taxes, and non-IFRS operating margin was reconciled to IFRS earnings before income taxes as a percentage of revenue, but commencing in Q2 2022, are reconciled to IFRS earnings from operations, and IFRS earnings from operations as a percentage of revenue, respectively (as the most directly comparable IFRS financial measures), with no change to either resultant non-IFRS financial measure. Since non-IFRS adjusted ROIC is based on non-IFRS operating earnings, in comparing this measure to the most directly-comparable financial measure determined using IFRS measures (which we refer to as IFRS ROIC), commencing in Q3 2022, our calculation of IFRS ROIC is based on IFRS earnings from operations (instead of IFRS earnings before income taxes), with no change to the determination of non-IFRS adjusted ROIC. Prior period reconciliations and calculations included herein reflect the current presentation. In calculating our non-IFRS financial measures, management excludes the following items (where indicated): employee stock-based compensation (SBC) expense, amortization of intangible assets (excluding computer software), Other Charges, net of recoveries (defined below), and specified Finance Costs (defined below), all net of the associated tax adjustments (quantified in the table below), and non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites).

We believe the non-IFRS financial measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations in a more consistent manner (by excluding specific items that we do not consider to be reflective of our core operations), to evaluate cash resources that we generate from our business each period, and to provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted tax expense and a non-IFRS adjusted effective tax rate provide improved insight into the tax effects of our core operations, and are useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of our core operations.

Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies that report under IFRS, or who report under U.S. GAAP and use non-GAAP financial measures to describe similar financial metrics. Non-IFRS financial measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any IFRS financial measure.
The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS financial measures are nonetheless recognized under IFRS and have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS financial measures back to the most directly comparable financial measures determined under IFRS.
The economic substance of these exclusions described above (where applicable to the periods presented) and management’s rationale for excluding them from non-IFRS financial measures is provided below:
Employee SBC expense, which represents the estimated fair value of stock options, restricted share units and performance share units granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee SBC expense in assessing operating performance, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do.

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Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges in assessing operating performance.
Other Charges, net of recoveries, consist of, when applicable: Restructuring Charges, net of recoveries (defined below); Transition Costs (Recoveries) (defined below); net Impairment charges (defined below); consulting, transaction and integration costs related to potential and completed acquisitions, and charges or releases related to the subsequent re-measurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with acquisitions, when applicable; legal settlements (recoveries); specified credit facility-related charges; and post-employment benefit plan losses. We exclude these charges, net of recoveries, because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities or incurrence of the relevant costs. Our competitors may record similar charges at different times, and we believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these types of charges, net of recoveries, in assessing operating performance.

Restructuring Charges, net of recoveries, consist of costs relating to: employee severance, lease terminations, site closings and consolidations, write-downs of owned property and equipment which are no longer used and are available for sale and reductions in infrastructure.
Transition Costs consist of costs recorded in connection with: (i) the relocation of our Toronto manufacturing operations, and the move of our corporate headquarters into and out of a temporary location during, and upon completion, of the construction of space in a new office building at our former location (all in connection with the 2019 sale of our Toronto real property); (ii) the transfer of manufacturing lines from closed sites to other sites within our global network; and (iii) the sale of real properties unrelated to restructuring actions (Property Dispositions). Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use and other costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations, transfers and dispositions. Transition Recoveries consist of any gains recorded in connection with Property Dispositions. We believe that excluding these costs and recoveries permits a better comparison of our core operating results from period-to-period, as these costs or recoveries will not reflect our ongoing operations once these relocations, manufacturing line transfers, and dispositions are complete.
Impairment charges, which consist of non-cash charges against goodwill, intangible assets, property, plant and equipment, and right-of-use (ROU) assets, result primarily when the carrying value of these assets exceeds their recoverable amount.
Finance Costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our accounts receivable sales program and customers' supplier financing programs, and interest expense on our lease obligations, net of interest income earned. We believe that excluding Finance Costs paid (other than debt issuance costs and credit-agreement-related waiver fees paid, which are not considered part of our ongoing financing expenses) from cash provided by operations in the determination of non-IFRS adjusted free cash flow provides useful insight for assessing the performance of our core operations.
Non-core tax impacts are excluded, as we believe that these costs or recoveries do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these costs or recoveries in assessing operating performance.
The following table (which is unaudited) sets forth, for the periods indicated, the various non-IFRS financial measures discussed above, and a reconciliation of non-IFRS financial measures to the most directly comparable financial measures determined under IFRS (in millions, except percentages and per share amounts):

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	Three months ended September 30				Nine months ended September 30
	2021		2022		2021		2022
		% of revenue		% of revenue		% of revenue		% of revenue
IFRS revenue	$1,467.4		$1,923.3		$4,122.6		$5,207.4

IFRS gross profit	$125.4	8.5%	$167.7	8.7%	$344.9	8.4%	$450.1	8.6%
Employee SBC expense	3.1		3.8		9.4		14.7
Non-IFRS adjusted gross profit	$128.5	8.8%	$171.5	8.9%	$354.3	8.6%	$464.8	8.9%

IFRS SG&A	$62.0	4.2%	$66.1	3.4%	$179.6	4.4%	$202.8	3.9%
Employee SBC expense	(5.5)		(5.2)		(14.8)		(22.1)
Non-IFRS adjusted SG&A	$56.5	3.9%	$60.9	3.2%	$164.8	4.0%	$180.7	3.5%

IFRS earnings from operations	$51.7	3.5%	$78.4	4.1%	$117.8	2.9%	$181.7	3.5%
Employee SBC expense	8.6		9.0		24.2		36.8
Amortization of intangible assets (excluding computer software)	4.9		9.2		14.7		27.8
Other Charges (recoveries)	(3.9)		1.6		2.9		3.9
Non-IFRS operating earnings (adjusted EBIAT)(1)	$61.3	4.2%	$98.2	5.1%	$159.6	3.9%	$250.2	4.8%

IFRS net earnings	$35.2	2.4%	$45.7	2.4%	$72.0	1.7%	$103.1	2.0%
Employee SBC expense	8.6		9.0		24.2		36.8
Amortization of intangible assets (excluding computer software)	4.9		9.2		14.7		27.8
Other Charges (recoveries)	(3.9)		1.6		2.9		3.9
Adjustments for taxes(2)	(1.4)		(1.9)		(4.7)		(5.6)
Non-IFRS adjusted net earnings	$43.4		$63.6		$109.1		$166.0

Diluted EPS
Weighted average # of shares (in millions)	125.5		123.2		127.3		124.0
IFRS earnings per share	$0.28		$0.37		$0.57		$0.83
Non-IFRS adjusted earnings per share	$0.35		$0.52		$0.86		$1.34
# of shares outstanding at period end (in millions)	124.7		122.6		124.7		122.6

IFRS cash provided by operations	$55.7		$74.4		$161.0		$196.6
Purchase of property, plant and equipment, net of sales proceeds	(13.2)		(38.7)		(35.3)		(76.6)
Lease payments	(10.0)		(13.0)		(30.0)		(36.1)
Finance Costs paid (excluding debt issuance costs paid)	(5.4)		(15.3)		(16.5)		(32.7)
Non-IFRS adjusted free cash flow (3)	$27.1		$7.4		$79.2		$51.2

IFRS ROIC % (4)	12.8%		15.3%		9.7%		12.0%
Non-IFRS adjusted ROIC % (4)	15.2%		19.2%		13.2%		16.5%

(1)    Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess performance related to our core operations. Non-IFRS operating earnings is defined as earnings from operations before employee SBC expense, amortization of intangible assets (excluding computer software), and Other Charges (recoveries) (defined above). See note 9 to our Q3 2022 Interim Financial Statements for separate quantification and discussion of the components of Other Charges (recoveries).

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(2)    The adjustments for taxes, as applicable, represent the tax effects of our non-IFRS adjustments and non-core tax impacts (see below).

The following table sets forth a reconciliation of our IFRS tax expense and IFRS effective tax rate to our non-IFRS adjusted tax expense and our non-IFRS adjusted effective tax rate for the periods indicated, in each case determined by excluding the tax benefits or costs associated with the listed items (in millions, except percentages) from our IFRS tax expense for such periods:

	Three months ended September 30				Nine months ended September 30
	2021	Effective tax rate	2022	Effective tax rate	2021	Effective tax rate	2022	Effective tax rate
IFRS tax expense and IFRS effective tax rate	$8.7	20%	$15.2	25%	$22.4	24%	$38.2	27%

Tax costs (benefits) of the following items excluded from IFRS tax expense:
Employee SBC expense	1.4		0.5		2.9		3.5
Amortization of intangible assets (excluding computer software)	—		0.8		—		2.3
Other Charges (recoveries)	—		0.6		0.7		(0.2)
Non-core tax impact related to restructured sites*	—		—		1.1		—
Non-IFRS adjusted tax expense and non-IFRS adjusted effective tax rate	$10.1	19%	$17.1	21%	$27.1	20%	$43.8	21%
*Consists of the reversals of tax uncertainties related to one of our Asian subsidiaries that completed its liquidation and dissolution during the first quarter of 2021.

(3)    Management uses non-IFRS adjusted free cash flow as a measure, in addition to IFRS cash provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS adjusted free cash flow provides another level of transparency to our liquidity. Non-IFRS adjusted free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), lease payments and Finance Costs (defined above) paid (excluding any debt issuance costs and when applicable, credit facility waiver fees paid). We do not consider debt issuance costs paid (nil and $0.8 million in Q3 2022 and YTD 2022, respectively; nil in Q3 2021 or YTD 2021) or such waiver fees (when applicable) to be part of our ongoing financing expenses. As a result, these costs are excluded from total Finance Costs paid in our determination of non-IFRS adjusted free cash flow. Note, however, that non-IFRS adjusted free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures.

(4)    Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Non-IFRS adjusted ROIC is calculated by dividing annualized non-IFRS adjusted EBIAT by average net invested capital for the period. Net invested capital (calculated in the table below) is derived from IFRS financial measures, and is defined as total assets less: cash, ROU assets, accounts payable, accrued and other current liabilities, provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a four-point average to calculate average net invested capital for the nine-month period. Average net invested capital for Q3 2022 is the average of net invested capital as at June 30, 2022 and September 30, 2022, and average net invested capital for YTD 2022 is the average of net invested capital as at December 31, 2021, March 31, 2022, June 30, 2022 and September 30, 2022. A comparable financial measure to non-IFRS adjusted ROIC determined using IFRS measures would be calculated by dividing annualized IFRS earnings from operations by average net invested capital for the period.

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The following table sets forth, for the periods indicated, our calculation of IFRS ROIC % and non-IFRS adjusted ROIC % (in millions, except IFRS ROIC % and non-IFRS adjusted ROIC %).

	Three months ended		Nine months ended
	September 30		September 30
	2021	2022	2021	2022

IFRS earnings from operations	$51.7	$78.4	$117.8	$181.7
Multiplier to annualize earnings	4	4	1.333	1.333
Annualized IFRS earnings from operations	$206.8	$313.6	$157.0	$242.2

Average net invested capital for the period	$1,617.3	$2,044.2	$1,613.5	$2,022.4

IFRS ROIC % (1)	12.8%	15.3%	9.7%	12.0%

	Three months ended		Nine months ended
	September 30		September 30
	2021	2022	2021	2022

Non-IFRS operating earnings (adjusted EBIAT)	$61.3	$98.2	$159.6	$250.2
Multiplier to annualize earnings	4	4	1.333	1.333
Annualized non-IFRS adjusted EBIAT	$245.2	$392.8	$212.7	$333.5

Average net invested capital for the period	$1,617.3	$2,044.2	$1,613.5	$2,022.4

Non-IFRS adjusted ROIC % (1)	15.2%	19.2%	13.2%	16.5%

	December 31 2021	March 31 2022	June 30 2022	September 30 2022
Net invested capital consists of:
Total assets	$4,666.9	$4,848.0	$5,140.5	$5,347.9
Less: cash	394.0	346.6	365.5	363.3
Less: ROU assets	113.8	109.8	133.6	128.0
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	2,202.0	2,347.4	2,612.1	2,797.5
Net invested capital at period end (1)	$1,957.1	$2,044.2	$2,029.3	$2,059.1

	December 31 2020	March 31 2021	June 30 2021	September 30 2021
Net invested capital consists of:
Total assets	$3,664.1	$3,553.4	$3,745.4	$4,026.1
Less: cash	463.8	449.4	467.2	477.2
Less: ROU assets	101.0	98.4	100.5	115.4
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,478.4	1,407.0	1,575.8	1,800.8
Net invested capital at period end (1)	$1,620.9	$1,598.6	$1,601.9	$1,632.7
(1)    See footnote 4 on the previous page.

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CELESTICA INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions of U.S. dollars)
(unaudited)

	Note	December 31 2021	September 30 2022

Assets
Current assets:
Cash and cash equivalents		$394.0	$363.3
Accounts receivable	5	1,260.3	1,161.7
Inventories	6&14	1,697.0	2,325.8
Income taxes receivable		8.6	7.8
Other current assets	14	75.4	213.1
Total current assets		3,435.3	4,071.7

Property, plant and equipment		338.7	355.5
Right-of-use assets		113.8	128.0
Goodwill	4	324.2	321.3
Intangible assets		382.0	356.1
Deferred income taxes		47.7	66.7
Other non-current assets		25.2	48.6
Total assets		$4,666.9	$5,347.9

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and lease obligations	7	$51.5	$51.4
Accounts payable		1,238.3	1,482.6
Accrued and other current liabilities	6	884.3	1,227.6
Income taxes payable		62.3	68.2
Current portion of provisions		17.1	19.1
Total current liabilities		2,253.5	2,848.9

Long-term portion of borrowings under credit facility and lease obligations	7	742.9	741.1
Pension and non-pension post-employment benefit obligations		107.5	101.1
Provisions and other non-current liabilities		39.8	34.8
Deferred income taxes		60.2	52.3
Total liabilities		3,203.9	3,778.2

Equity:
Capital stock	8	1,764.5	1,730.9
Treasury stock	8	(48.9)	(25.0)
Contributed surplus		1,029.8	1,046.3
Deficit		(1,255.6)	(1,152.5)
Accumulated other comprehensive loss		(26.8)	(30.0)
Total equity		1,463.0	1,569.7
Total liabilities and equity		$4,666.9	$5,347.9

Commitments and Contingencies (note 13).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

		Three months ended		Nine months ended
		September 30		September 30
	Note	2021	2022	2021	2022

Revenue	3	$1,467.4	$1,923.3	$4,122.6	$5,207.4
Cost of sales	6	1,342.0	1,755.6	3,777.7	4,757.3
Gross profit		125.4	167.7	344.9	450.1
Selling, general and administrative expenses (SG&A)		62.0	66.1	179.6	202.8
Research and development		10.0	11.6	27.8	31.8
Amortization of intangible assets		5.6	10.0	16.8	29.9
Other charges (recoveries)	9	(3.9)	1.6	2.9	3.9
Earnings from operations		51.7	78.4	117.8	181.7
Finance costs	7	7.8	17.5	23.4	40.4
Earnings before income taxes		43.9	60.9	94.4	141.3
Income tax expense (recovery)	10
Current		17.0	28.9	36.5	65.9
Deferred		(8.3)	(13.7)	(14.1)	(27.7)
		8.7	15.2	22.4	38.2
Net earnings for the period		$35.2	$45.7	$72.0	$103.1

Basic earnings per share		$0.28	$0.37	$0.57	$0.83
Diluted earnings per share		$0.28	$0.37	$0.57	$0.83

Shares used in computing per share amounts (in millions):
Basic		125.4	123.1	127.3	123.9
Diluted		125.5	123.2	127.3	124.0

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions of U.S. dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2021	2022	2021	2022

Net earnings for the period	$35.2	$45.7	$72.0	$103.1
Other comprehensive income (loss), net of tax:
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	(1.5)	(5.6)	(6.1)	(13.5)
Changes from currency forward derivative hedges	(5.1)	(10.7)	(16.6)	(16.2)
Changes from interest rate swap derivative hedges	1.6	11.0	6.4	26.5
Total comprehensive income for the period	$30.2	$40.4	$55.7	$99.9

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions of U.S. dollars)
(unaudited)

	Note	Capital stock (note 8)	Treasury stock (note 8)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance -- January 1, 2021		$1,834.2	$(15.7)	$974.5	$(1,368.8)	$(15.2)	$1,409.0
Capital transactions:	8
Issuance of capital stock		0.3	—	(0.2)	—	—	0.1
Repurchase of capital stock for cancellation(b)		(70.0)	—	49.1	—	—	(20.9)
Equity-settled stock-based compensation (SBC)		—	13.4	12.0	—	—	25.4
Total comprehensive income (loss):
Net earnings for the period		—	—	—	72.0	—	72.0
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations		—	—	—	—	(6.1)	(6.1)
Changes from currency forward derivative hedges		—	—	—	—	(16.6)	(16.6)
Changes from interest rate swap derivative hedges		—	—	—	—	6.4	6.4
Balance -- September 30, 2021		$1,764.5	$(2.3)	$1,035.4	$(1,296.8)	$(31.5)	$1,469.3

Balance -- January 1, 2022		$1,764.5	$(48.9)	$1,029.8	$(1,255.6)	$(26.8)	$1,463.0
Capital transactions:	8
Issuance of capital stock		0.6	—	(0.5)	—	—	0.1
Repurchase of capital stock for cancellation (c)		(34.2)	—	14.1	—	—	(20.1)
Purchase of treasury stock for SBC plans (d)		—	(11.1)	—	—	—	(11.1)
Equity-settled SBC		—	35.0	2.9	—	—	37.9
Total comprehensive income (loss):
Net earnings for the period		—	—	—	103.1	—	103.1
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations		—	—	—	—	(13.5)	(13.5)
Changes from currency forward derivative hedges		—	—	—	—	(16.2)	(16.2)
Changes from interest rate swap derivative hedges		—	—	—	—	26.5	26.5
Balance -- September 30, 2022		$1,730.9	$(25.0)	$1,046.3	$(1,152.5)	$(30.0)	$1,569.7
(a)Accumulated other comprehensive loss is net of tax.
(b)Consists of $35.9 paid to repurchase subordinate voting shares (SVS) for cancellation during the first nine months of 2021, offset in part by the reversal of $15.0 accrued as of December 31, 2020 for the estimated contractual maximum number of permitted SVS repurchases (Contractual Maximum Quantity) as of December 31, 2020 under an automatic share purchase plan (ASPP) executed in December 2020 (see note 8).
(c)Consists of $22.6 paid to repurchase SVS for cancellation during the first nine months of 2022, and an accrual of $5.0 as of September 30, 2022 for the contractual maximum spend for SVS repurchases under an ASPP executed in September 2022, offset in part by the reversal of $7.5 accrued as of December 31, 2021 for the estimated Contractual Maximum Quantity under an ASPP executed in December 2021 for such purpose (see note 8).
(d)We paid $44.9 during the first nine months of 2022 to repurchase SVS for delivery obligations under our SBC plans, offset in part by the reversal of $33.8 accrued as of December 31, 2021 for the Contractual Maximum Quantity under a separate ASPP executed in December 2021 for such purpose (see note 8).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of U.S. dollars)
(unaudited)

		Three months ended		Nine months ended
		September 30		September 30
	Note	2021	2022	2021	2022

Cash provided by (used in):
Operating activities:
Net earnings for the period		$35.2	$45.7	$72.0	$103.1
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization		30.6	35.5	91.5	107.3
Equity-settled employee SBC expense	8	8.6	9.0	24.2	36.8
Other charges (recoveries)	9	(0.8)	—	(1.4)	0.9
Finance costs		7.8	17.5	23.4	40.4
Income tax expense		8.7	15.2	22.4	38.2
Other		5.2	1.7	19.5	4.1
Changes in non-cash working capital items:
Accounts receivable		(61.2)	49.4	(54.7)	98.6
Inventories	14	(181.0)	(222.4)	(314.4)	(724.0)
Other current assets	14	(10.9)	(3.2)	(7.1)	(42.3)
Accounts payable, accrued and other current liabilities and provisions		226.5	156.5	320.7	591.6
Non-cash working capital changes		(26.6)	(19.7)	(55.5)	(76.1)
Net income tax paid		(13.0)	(30.5)	(35.1)	(58.1)
Net cash provided by operating activities		55.7	74.4	161.0	196.6

Investing activities:
Purchase of computer software and property, plant and equipment		(15.7)	(38.7)	(37.8)	(76.7)
Proceeds related to the sale of assets		2.5	—	2.5	0.1
Net cash used in investing activities		(13.2)	(38.7)	(35.3)	(76.6)

Financing activities:
Repayments under term loans	7	—	(4.6)	(30.0)	(13.7)
Lease payments		(10.0)	(13.0)	(30.0)	(36.1)
Issuance of capital stock		0.1	—	0.1	0.1
Repurchase of capital stock for cancellation	8	(17.2)	(5.0)	(35.9)	(22.6)
Purchase of treasury stock for stock-based plans	8	—	—	—	(44.9)
Finance costs paid(a)	7	(5.4)	(15.3)	(16.5)	(33.5)
Net cash used in financing activities		(32.5)	(37.9)	(112.3)	(150.7)

Net increase (decrease) in cash and cash equivalents		10.0	(2.2)	13.4	(30.7)
Cash and cash equivalents, beginning of period		467.2	365.5	463.8	394.0
Cash and cash equivalents, end of period		$477.2	$363.3	$477.2	$363.3
(a) Finance costs paid include debt issuance costs paid of nil and $0.8 in the three and nine months ended September 30, 2022, respectively (nil in the three and nine months ended September 30, 2021).
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Ontario with its corporate headquarters located in Toronto, Ontario, Canada. Celestica’s subordinate voting shares (SVS) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements for the period ended September 30, 2022 (Q3 2022 Interim Financial Statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS), in each case as issued by the International Accounting Standards Board (IASB), and reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as of September 30, 2022 and our financial performance, comprehensive income and cash flows for the three and nine months ended September 30, 2022 (referred to herein as Q3 2022 and YTD 2022, respectively). The Q3 2022 Interim Financial Statements should be read in conjunction with our 2021 audited consolidated financial statements (2021 AFS), which are included in our Annual Report on Form 20-F for the year ended December 31, 2021. The Q3 2022 Interim Financial Statements are presented in United States (U.S.) dollars, which is also Celestica's functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

The Q3 2022 Interim Financial Statements were authorized for issuance by our board of directors on October 24, 2022.

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts (including, in recent periods, the prolonged impact of coronavirus disease 2019 and related mutations (COVID-19) and global supply chain constraints, and additionally in the second and third quarters of 2022, the fire event described in note 14), historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment also impacts certain estimates and discount rates necessary to prepare our consolidated financial statements, including significant estimates and discount rates applicable to the determination of the recoverable amounts used in the impairment testing of our non-financial assets. Our assessment of these factors forms the basis for our judgments on the carrying values of our assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may also impact future periods.

Our review of the estimates, judgments and assumptions used in the preparation of the Q3 2022 Interim Financial Statements included those relating to, among others: our determination of the timing of revenue recognition, the determination of whether indicators of impairment existed for our assets and cash generating units (CGUs1), our measurement of deferred tax assets and liabilities, our estimated inventory provisions and expected credit losses, and customer creditworthiness. Any revisions to estimates, judgments or assumptions may result in, among other things, write-downs or impairments to our assets or CGUs, and/or adjustments to the carrying amount of our accounts receivable and/or inventories, or to the valuation of our deferred tax assets, any of which could have a material impact on our financial performance and financial condition.

1 CGUs are the smallest identifiable group of assets that cannot be tested individually and generate cash inflows that are largely independent of those of other assets or groups of assets, and can be comprised of a single site, a group of sites, or a line of business.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
Accounting policies:

The Q3 2022 Interim Financial Statements are based on accounting policies consistent with those described in note 2 to our 2021 AFS.

3.           SEGMENT AND CUSTOMER REPORTING

Segments:

Celestica delivers innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market, and is comprised of our Aerospace and Defense (A&D), Industrial, HealthTech and Capital Equipment businesses. Our CCS segment consists of our Communications and Enterprise (servers and storage) end markets. Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). See note 25 to our 2021 AFS for a description of the businesses that comprise our segments, and how segment revenue, segment income and segment margin are determined.

Information regarding the performance of our reportable segments is set forth below:

Revenue by segment:	Three months ended September 30				Nine months ended September 30
	2021		2022		2021		2022
		% of total		% of total		% of total		% of total
ATS	$588.4	40%	$765.5	40%	$1,682.3	41%	$2,157.5	41%
CCS	879.0	60%	1,157.8	60%	2,440.3	59%	3,049.9	59%
Communications end market revenue as a % of total revenue		39%		42%		40%		40%
Enterprise end market revenue as a % of total revenue		21%		18%		19%		19%
Total	$1,467.4		$1,923.3		$4,122.6		$5,207.4

Segment income, segment margin, and reconciliation of segment income to IFRS earnings before income taxes:		Three months ended September 30				Nine months ended September 30
	Note	2021		2022		2021		2022
			Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment income and margin		$25.1	4.3%	$38.0	5.0%	$69.6	4.1%	$104.7	4.9%
CCS segment income and margin		36.2	4.1%	60.2	5.2%	90.0	3.7%	145.5	4.8%
Total segment income		61.3		98.2		159.6		250.2
Reconciling items:
Finance costs	7	7.8		17.5		23.4		40.4
Employee stock-based compensation (SBC) expense		8.6		9.0		24.2		36.8
Amortization of intangible assets (excluding computer software)		4.9		9.2		14.7		27.8
Other charges (recoveries)	9	(3.9)		1.6		2.9		3.9
IFRS earnings before income taxes		$43.9		$60.9		$94.4		$141.3

Customers:

Two customers (each in our CCS segment) individually represented 10% or more of total revenue (14% and 12%) in Q3 2022. One customer (in our CCS segment) represented 10% or more of total revenue (11%) in YTD 2022. One customer (in our CCS segment) represented 10% or more of total revenue (10%) in the third quarter of 2021 (Q3 2021). No individual customer represented 10% or more of total revenue in the nine months ended September 30, 2021 (YTD 2021).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Seasonality:

From time to time, we experience some level of seasonality in our quarterly revenue patterns across certain of our businesses. Typically, revenue from our Enterprise end market decreases in the first quarter of the year compared to the previous quarter, and then increases in the second quarter, reflecting an increase in customer demand. We also typically experience our lowest overall revenue levels during the first quarter of each year. There can be no assurance that these patterns will continue. The addition of new customers has also introduced different demand cycles from our existing customers, creating more volatility and unpredictability in our revenue patterns. These and other factors make it difficult to isolate the impact of seasonality on our business.

4.    ACQUISITION

On November 1, 2021, we completed the acquisition of 100% of the shares of PCI Private Limited (PCI), a fully integrated design, engineering and manufacturing solutions provider with five manufacturing and design facilities across Asia. The final purchase price for PCI was $314.7, net of $11.4 of cash acquired. In the first quarter of 2022 (Q1 2022), we finalized the purchase price allocation for the acquisition. In connection therewith, we made the following changes to our preliminary purchase price allocation: increased the carrying value of customer intangible assets by $2.7, increased deferred income taxes liability by $0.5, and decreased goodwill by $2.2. Details of our final purchase price allocation for the PCI acquisition are as follows:

Accounts receivable and other current assets	$68.9
Inventories	83.6
Property, plant and equipment	22.8
Customer intangible assets	176.1
Other non-current assets	6.9
Goodwill	123.8
Accounts payable and accrued liabilities	(121.3)
Other current liabilities	(8.1)
Deferred income taxes and other long-term liabilities	(38.0)
$314.7

Due to the acquisition, our amortization of intangible assets will increase by approximately $18 annually. Goodwill from the acquisition is attributable to our ATS segment and is not tax deductible.

We engaged third-party consultants to provide valuations of certain inventory, property, plant and equipment and intangible assets in connection with our acquisition of PCI. The fair value of the acquired tangible assets was measured by applying the market (sales comparison, brokers' quotes), cost or replacement cost, or the income (discounted cash flow) approach, as deemed appropriate. The valuation of the intangible assets by the third-party consultants was primarily based on the income approach using a discounted cash flow model and forecasts based on management's subjective estimates and assumptions. Various Level 2 and 3 data inputs of the fair value measurement hierarchy (described in note 20 to the 2021 AFS) were used in the valuation of the foregoing assets.

In connection with our acquisition of PCI, we recorded nil Acquisition Costs (defined in note 9) in Q3 2022 and $0.4 of Acquisition Costs in YTD 2022 (Q3 2021 and YTD 2021 — $3.7). See note 9 for a description of aggregate Acquisition Costs (Recoveries) incurred in each of the foregoing periods.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
5.             ACCOUNTS RECEIVABLE

Accounts receivable (A/R) sales program and supplier financing programs (SFPs):
We are party to an agreement with a third-party bank to sell up to $405.0 (as amended in September 2022 to increase the prior limit of $300.0) in A/R on an uncommitted basis, subject to pre-determined limits by customer. This agreement provides for automatic annual one-year extensions, and may be terminated at any time by the bank or by us upon 3 months’ prior notice, or by the bank upon specified defaults. Under our A/R sales program, we continue to collect cash from our customers and remit amounts collected to the bank weekly.

As of September 30, 2022, we participate in three customer SFPs, pursuant to which we sell A/R from the relevant customer to third-party banks on an uncommitted basis. The SFPs have an indefinite term and may be terminated at any time by the customer or by us upon specified prior notice. Under our SFPs, the third-party banks collect the relevant A/R directly from these customers.

At September 30, 2022, we sold $367.3 of A/R (December 31, 2021 — $45.8) under our A/R sales program, and $147.1 of A/R under the SFPs (December 31, 2021 — $98.0). The A/R sold under each of these programs are de-recognized from our A/R balance, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the A/R to the banks. A/R are sold net of discount charges, which are recorded as finance costs in our consolidated statement of operations.

Contract assets:

At September 30, 2022, our A/R balance included $266.2 (December 31, 2021 — $253.5) of contract assets recognized as revenue in accordance with our revenue recognition accounting policy.

6.             INVENTORIES
We record inventory provisions, net of valuation recoveries, in cost of sales. Inventory provisions reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily reflect gains on the disposition of previously written-down inventory. We recorded net inventory provisions of $8.4 and $16.6 for Q3 2022 and YTD 2022, respectively (Q3 2021 and YTD 2021— $0.2 and $3.1, respectively). The accounting treatment of inventories destroyed in a fire event in June 2022 is described in notes 9 and 14.
We receive cash deposits from certain of our customers primarily to help mitigate the impact of higher inventory levels carried due to the current constrained materials environment, and to reduce risks related to excess and/or obsolete inventory. Such deposits as of September 30, 2022 totaled $623.6 (December 31, 2021 — $434.0), and were recorded in accrued and other current liabilities on our consolidated balance sheet.

7.          CREDIT FACILITIES AND LEASE OBLIGATIONS

We are party to a credit agreement (Credit Facility) with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto, which as of a December 6, 2021 amendment thereto, includes a term loan in the original principal amount of $350.0 (Initial Term Loan), a term loan in the original principal amount of $365.0 (Incremental Term Loan), and a $600.0 revolving credit facility (Revolver). Prior to such amendment, the Credit Facility included the Initial Term Loan, a term loan in the original principal amount of $250.0 (Terminated Term Loan), the outstanding borrowings under which were fully repaid on December 6, 2021 with a portion of the proceeds of the Incremental Term Loan, and commitments of $450.0 under the Revolver. See note 11 to the 2021 AFS for additional detail regarding the amendments to our Credit Facility in December 2021. The Initial Term Loan and the Incremental Term Loan are collectively referred to as the Term Loans.

The Initial Term Loan matures in June 2025. The Incremental Term Loan and the Revolver each mature on March 28, 2025, unless either (i) the Initial Term Loan has been prepaid or refinanced or (ii) commitments under the Revolver are available and have been reserved to repay the Initial Term Loan in full, in which case the Incremental Term Loan and Revolver each mature on December 6, 2026.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
The Credit Facility has an accordion feature that allows us to increase the Term Loans and/or commitments under the Revolver by $150.0, plus an unlimited amount to the extent that a specified leverage ratio on a pro forma basis does not exceed specified limits, in each case on an uncommitted basis and subject to the satisfaction of certain terms and conditions.

Borrowings under the Revolver bear interest, depending on the currency of the borrowing and our election for such currency, at LIBOR, Base Rate, Canadian Prime, an Alternative Currency Daily Rate, or an Alternative Currency Term Rate (each as defined in the Credit Facility) plus a specified margin. The margin for borrowings under the Revolver and the Incremental Term Loan ranges from 1.50% — 2.25% for LIBOR borrowings and Alternative Currency borrowings, and between 0.50% — 1.25% for Base Rate and Canadian Prime borrowings, in each case depending on the rate we select and our consolidated leverage ratio (as defined in the Credit Facility). Commitment fees range between 0.30% and 0.45% depending on our consolidated leverage ratio. The Initial Term Loan currently bears interest at LIBOR plus 2.125%. The Incremental Term Loan currently bears interest at LIBOR plus 2.0%. See note 11 for a description of the LIBOR successor provisions under the Credit Facility. Prior to the amendments to our Credit Facility in December 2021, the margin for borrowings under the Revolver ranged from 0.75% to 2.5%, commitment fees ranged between 0.35% and 0.50%, in each case depending on the rate we selected and our consolidated leverage ratio, the Initial Term Loan bore interest at LIBOR plus 2.125%, and the Terminated Term Loan bore interest at LIBOR plus 2.5%.

The Incremental Term Loan requires quarterly principal repayments of $4.5625, and each of the Term Loans requires a lump sum repayment of the remainder outstanding at maturity. The Initial Term Loan required quarterly principal repayments of $0.875, all of which were paid by the first half of 2020. We are also required to make annual prepayments of outstanding obligations under the Credit Facility (applied first to the Term Loans, then to the Revolver, in the manner set forth in the Credit Facility) ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow for the prior fiscal year. No prepayments based on 2021 excess cash flow will be required in 2022. In addition, prepayments of outstanding obligations under the Credit Facility (applied as described above) may also be required in the amount of specified net cash proceeds received above a specified annual threshold (including proceeds from the disposal of certain assets). No Credit Facility prepayments based on 2021 net cash proceeds will be required in 2022. Any outstanding amounts under the Revolver are due at maturity.

Activity under our Credit Facility during 2021 and YTD 2022 is set forth below:

	Revolver	Term loans
Outstanding balances as of December 31, 2020	$—	$470.4
Amount repaid in Q1 2021(1)	—	(30.0)
Amount borrowed in Q4 2021(2)	220.0	365.0
Amount repaid in Q4 2021(2)	(220.0)	(145.0)
Outstanding balances as of December 31, 2021	$—	$660.4
Amount repaid in Q1 2022(3)	—	(4.5625)
Amount repaid in Q2 2022(3)	—	(4.5625)
Amount repaid in Q3 2022(3)	—	(4.5625)
Outstanding balances as of September 30, 2022	$—	$646.7
(1)    Represents a prepayment under the Terminated Term Loan.
(2)    On October 27, 2021, we borrowed $220.0 under the Revolver to fund a portion of the PCI acquisition price in November 2021 (see note 4). On December 6, 2021, upon receipt of the net proceeds from the $365.0 Incremental Term Loan, we repaid all remaining amounts outstanding under the Terminated Term Loan ($145.0) and $215.0 of the $220.0 borrowed under the Revolver. On December 29, 2021, we repaid the remaining $5.0 outstanding under the Revolver.
(3)    Represents the scheduled quarterly principal repayment under the Incremental Term Loan.

At September 30, 2022 and December 31, 2021, we were in compliance with all restrictive and financial covenants under the Credit Facility.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
The following tables set forth, at the dates shown: outstanding borrowings under the Credit Facility, excluding ordinary course letters of credit (L/Cs); notional amounts under our interest rate swap agreements; and outstanding lease obligations:

	Outstanding borrowings		Notional amounts under interest rate swaps (note 11)
	December 31 2021	September 30 2022	December 31 2021	September 30 2022
Borrowings under the Revolver	$—	$—	$—	$—
Borrowings under term loans:
Initial Term Loan	$295.4	$295.4	$100.0	$100.0
Incremental Term Loan	365.0	351.3	100.0	230.0
Total	$660.4	$646.7	$200.0	$330.0
Total borrowings under Credit Facility	$660.4	$646.7
Unamortized debt issuance costs related to our term loans (1)	(4.6)	(3.9)
Lease obligations(2)	138.6	149.7
	$794.4	$792.5
Total Credit Facility and lease obligations:
Current portion	$51.5	$51.4
Long-term portion	742.9	741.1
	$794.4	$792.5

(1)We incur debt issuance costs upon execution of, subsequent security arrangements under, and amendments to the Credit Facility. No debt issuance costs were incurred in the second quarter of 2022 (Q2 2022), Q3 2022 , Q3 2021, or YTD 2021. Debt issuance costs incurred in Q1 2022 in connection with our Revolver totaling $0.3 were deferred as other assets on our consolidated balance sheet and are amortized on a straight line basis over the remaining term of the Revolver. Debt issuance costs incurred in Q1 2022 in connection with our Term Loans totaling $0.3 were deferred as long-term debt on our consolidated balance sheet and are amortized over their respective terms using the effective interest rate method.
(2)These lease obligations represent the present value of unpaid lease payments which have been discounted using our incremental borrowing rate on the lease commencement dates. In addition to these lease obligations, we have commitments under additional real property leases not recognized as liabilities as of September 30, 2022 or December 31, 2021 (as applicable) because all (or a portion of) such leases had not yet commenced as of such dates. A description of, and minimum lease obligations under, these leases are disclosed in note 24 to the 2021 AFS.

The following table sets forth, at the dates shown, information regarding outstanding L/Cs, surety bonds and overdraft facilities:

	December 31 2021	September 30 2022
Outstanding L/Cs under the Revolver	$21.0	$18.0
Outstanding L/Cs and surety bonds outside the Revolver	27.1	27.8
Total	$48.1	$45.8
Available uncommitted bank overdraft facilities	$198.5	$198.5
Amounts outstanding under available uncommitted bank overdraft facilities	$—	$—

Finance costs consist of interest expense and fees related to our Credit Facility (including debt issuance and related amortization costs), our interest rate swap agreements, our A/R sales program and the SFPs, and interest expense on our lease obligations, net of interest income earned.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
8.            CAPITAL STOCK

SVS Repurchase Plans:
In recent years, we have repurchased SVS in the open market, or as otherwise permitted, for cancellation through normal course issuer bids (NCIBs), which allow us to repurchase a limited number of SVS during a specified period. The maximum number of SVS we are permitted to repurchase for cancellation under each NCIB is reduced by the number of SVS we arrange to be purchased by any non-independent broker in the open market during the term of such NCIB to satisfy delivery obligations under our SBC plans. We from time-to-time enter into automatic share purchase plans (ASPPs) with a broker, instructing the broker to purchase our SVS in the open market on our behalf, either for cancellation under an NCIB (NCIB ASPPs) or for delivery obligations under our SBC plans (SBC ASPPs), including during any applicable trading blackout periods, up to specified maximums (and subject to certain pricing and other conditions) through the term of each ASPP.

On November 19, 2020, the TSX accepted our notice to launch an NCIB (2020 NCIB), which allowed us to repurchase, at our discretion, from November 24, 2020 until the earlier of November 23, 2021 or the completion of purchases thereunder, up to approximately 9.0 million SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. We entered into NCIB ASPPs in each of December 2020, March 2021 and June 2021, all of which have since expired. As of December 31, 2020, we accrued $15.0, representing the estimated contractual maximum number of permitted SVS repurchases (Contractual Maximum Quantity) under the December 2020 NCIB ASPP (2.0 million SVS). This accrual was reversed in YTD 2021. No such accrual was recorded as of September 30, 2021. SVS repurchased in Q3 2021 and YTD 2021 for cancellation under those NCIB ASPPs are set forth in the chart below.

On December 2, 2021, the TSX accepted our notice to launch a new NCIB (2021 NCIB). The 2021 NCIB allows us to repurchase, at our discretion, from December 6, 2021 until the earlier of December 5, 2022 or the completion of purchases thereunder, up to approximately 9.0 million of our SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. As of September 30, 2022, approximately 6.8 million SVS remain available for repurchase under the 2021 NCIB either for cancellation or SBC delivery purposes.

In each of December 2021 and June 2022, we entered into an NCIB ASPP, each of which has since expired. We recorded an accrual as of December 31, 2021 of $7.5, representing the estimated Contractual Maximum Quantity (0.7 million SVS) under the December 2021 NCIB ASPP, which was reversed in YTD 2022. SVS repurchased in Q3 2022 and YTD 2022 for cancellation under those NCIB ASPPs are set forth in the chart below. In September 2022, we entered into an NCIB ASPP (effective during October 2022). We recorded an accrual as of September 30, 2022 of $5.0, representing the contractual maximum spend for SVS repurchases (Contractual Maximum Spend) under the September 2022 NCIB ASPP.

In each of December 2021 and May 2022, we entered into an SBC ASPP, each of which expired prior to September 30, 2022. We recorded an accrual as of December 31, 2021 of $33.8, representing the estimated Contractual Maximum Quantity (3.0 million SVS) under the December 2021 SBC ASPP, which was reversed in YTD 2022. No such accrual was recorded at September 30, 2022. SVS repurchased in Q3 2022 and YTD 2022 for SBC plan delivery obligations under those SBC ASPPs are set forth in the chart below.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
SVS repurchases:
Information regarding SVS repurchase activities for the periods indicated is set forth below:

	Three months ended September 30		Nine months ended September 30
	2021	2022	2021	2022
Aggregate cost(1) of SVS repurchased for cancellation(2)	$17.2	$5.0	$35.9	$22.6
Number of SVS repurchased for cancellation (in millions)(3)	2.1	0.5	4.4	2.2
Weighted average price per share for repurchases	$8.10	$9.86	$8.20	$10.58
Aggregate cost(1) of SVS repurchased for delivery under SBC plans (see below)	$—	$—	$—	$44.9
Number of SVS repurchased for delivery under SBC plans (in millions)(4)	—	—	—	3.9
(1)Includes transaction fees.
(2)For Q3 2022 and YTD 2022, excludes an accrual of $5.0 recorded as of September 30, 2022 for the Contractual Maximum Spend under the September 2022 NCIB ASPP.
(3)For Q3 2021 and YTD 2021, includes 1.2 million and 2.8 million NCIB ASPP purchases of SVS for cancellation, respectively. For Q3 2022 and YTD 2022, includes 0.5 million and 1.7 million NCIB ASPP purchases of SVS for cancellation, respectively.
(4)Represents SBC ASPP purchases.

SBC:

From time to time, we pay cash to a broker to purchase SVS in the open market to satisfy delivery requirements under our SBC plans. At September 30, 2022, the broker held 2.2 million SVS with a value of $25.0 (December 31, 2021 — 1.4 million SVS with a value of $15.1) for this purpose, which we report as treasury stock on our consolidated balance sheet. We used 3.2 million SVS held by the broker (including additional SVS purchased during YTD 2022) to settle SBC awards that vested during YTD 2022.

We grant restricted share units (RSUs) and performance share units (PSUs), and from time-to-time stock options, to employees under our SBC plans. The majority of RSUs vest one-third per year over a three-year period. Stock options generally vest 25% per year over a four-year period. The number of outstanding PSUs that will actually vest will vary from 0% to 200% of a target amount granted based on the level of achievement of a pre-determined non-market performance measurement in the final year of a three-year performance period, subject to modification by each of a separate pre-determined non-market financial target and our relative Total Shareholder Return (TSR) performance over the three-year vesting period. The portion of our expense that relates to non-TSR-based performance is subject to adjustment in any period to reflect changes in the estimated level of achievement of pre-determined goals and financial targets. We also grant deferred share units (DSUs) and RSUs (under specified circumstances) to directors as compensation under our Directors' Share Compensation Plan. See note 2(l) to the 2021 AFS for further detail.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
Information regarding RSU, PSU, and DSU grants to employees and directors, as applicable, for the periods indicated is set forth below (no stock options were granted in any such period):

	Three months ended September 30		Nine months ended September 30
	2021	2022	2021	2022
RSUs Granted:
Number of awards (in millions)	0.1	0.1	2.7	2.0
Weighted average grant date fair value per unit	$8.91	$10.43	$8.16	$12.21

PSUs Granted:
Number of awards (in millions, representing 100% of target)	—	—	1.9	1.3
Weighted average grant date fair value per unit	$—	$—	$8.82	$14.27

DSUs Granted:
Number of awards (in millions)	0.03	0.03	0.09	0.09
Weighted average grant date fair value per unit	$8.88	$8.41	$8.35	$9.80

Information regarding employee and director SBC expense for the periods indicated is set forth below:

	Three months ended September 30		Nine months ended September 30
	2021	2022	2021	2022
Employee SBC expense in cost of sales	$3.1	$3.8	$9.4	$14.7
Employee SBC expense in SG&A	5.5	5.2	14.8	22.1
Total	$8.6	$9.0	$24.2	$36.8
Director SBC expense in SG&A(1)	$0.5	$0.5	$1.5	$1.6
(1) Expense consists of director compensation to be settled with SVS, or SVS and cash, as elected by each director.

9.             OTHER CHARGES (RECOVERIES)

	Three months ended September 30		Nine months ended September 30
	2021	2022	2021	2022
Restructuring charges (recoveries) (a)	$(0.7)	$1.6	$8.1	$5.6
Transition Costs (Recoveries) (b)	0.2	—	0.3	(2.1)
Acquisition Costs (Recoveries) and Other (c)	(3.4)	—	(5.5)	0.4
	$(3.9)	$1.6	$2.9	$3.9

In addition to the items set forth above, other charges (recoveries) for Q3 2022 included approximately $3 in additional write-downs to inventories resulting from the fire event described in note 14 below, and YTD 2022 included approximately $95 in aggregate charges representing write-downs to inventories, a building and equipment resulting from such event, as well as equivalent amounts in recoveries in each of the respective periods, as we expect to fully recover the written-down amounts pursuant to the terms and conditions of our insurance policies. As a result, such event had no net impact on other charges (recoveries) during Q3 2022 or YTD 2022.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
(a)    Restructuring:

Our restructuring activities for Q3 2022 and YTD 2022 consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies.

We recorded cash restructuring charges of $1.6 and $4.7 in Q3 2022 and YTD 2022, respectively, consisting primarily of employee termination costs. We recorded nil non-cash restructuring charges in Q3 2022, and $0.9 of non-cash restructuring charges in YTD 2022, consisting of the write-down of right-of-use assets in connection with vacated properties and assets related to disengaging programs. In Q3 2021 and YTD 2021, we recorded cash charges of $0.1 and $8.3, respectively, primarily for employee termination costs. In Q3 2021, we recorded non-cash restructuring recoveries of $0.8. In YTD 2021, we recorded net non-cash restructuring recoveries of $0.2 (consisting of non-cash restructuring charges of $0.6 and non-cash restructuring recoveries of $0.8). The non-cash restructuring recoveries recorded in Q3 2021 and YTD 2021 primarily reflect gains on the sale of surplus equipment. The non-cash restructuring charges recorded in YTD 2021 consisted primarily of the write-down of equipment related to disengaged programs. At September 30, 2022, our restructuring provision was $6.6 (December 31, 2021 — $6.1), which we recorded in the current portion of provisions on our consolidated balance sheet.

(b)    Transition Costs (Recoveries):

Transition Costs consist of costs recorded in connection with: (i) the relocation of our Toronto manufacturing operations, and the move of our corporate headquarters into and out of a temporary location during, and upon completion, of the construction of space in a new office building at our former location (all in connection with the 2019 sale of our Toronto real property); (ii) the transfer of manufacturing lines from closed sites to other sites within our global network; and (iii) the sale of real properties unrelated to restructuring actions (Property Dispositions). Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use and other costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations, transfers and dispositions. Transition Recoveries consist of any gains recorded in connection with Property Dispositions. We incurred no Transition Costs during Q3 2022 and $1.5 of Transition Costs during YTD 2022, related primarily to the disposal of assets reclassified as held for sale in Q1 2022. We recorded no Transition Recoveries in Q3 2022 and $3.6 of Transition Recoveries in YTD 2022, reflecting the gain on the disposal of such assets held for sale. We incurred Transition Costs of $0.2 and $0.3 during Q3 2021 and YTD 2021, respectively, pertaining to the transfer of manufacturing lines from closed sites to other sites within our global network, and no Transition Recoveries during either period.
(c)    Acquisition Costs (Recoveries) and Other:

We incur consulting, transaction and integration costs relating to potential and completed acquisitions. We also incur charges or releases related to the subsequent re-measurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with acquisitions, when applicable. Collectively, these costs, charges and releases are referred to as Acquisition Costs (Recoveries).

We recorded nil Acquisition Costs in Q3 2022, and $0.4 of Acquisition Costs during YTD 2022 related to the acquisition of PCI (see note 4). No Acquisition Recoveries were recorded in either Q3 2022 or YTD 2022. Acquisition Costs of $5.8 and $6.2 were recorded during Q3 2021 and YTD 2021, respectively, related in each case to acquisition activities, including our acquisition of PCI, offset in part (in YTD 2021) by $1.2 of releases related to certain indirect tax liabilities previously recorded in connection with our acquisition of Impakt Holdings, LLC in November 2018. Other consists of legal recoveries of $9.2 in Q3 2021 and $10.5 in YTD 2021 in connection with the settlement of class action lawsuits (for component parts purchased in prior periods) in which we were a plaintiff.

10.         INCOME TAXES

Our income tax expense or recovery for each quarter is determined by multiplying the earnings or losses before tax for such quarter by management’s best estimate of the weighted-average annual income tax rate expected for the full year, taking into account the tax effect of certain items recognized in the interim period. As a result, the effective income tax rates used in our interim financial statements may differ from management’s estimate of the annual effective tax rate for the annual financial

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
statements. Our estimated annual effective income tax rate varies as the quarters progress, for various reasons, including as a result of the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believes it is not probable that future taxable profit will be available against which tax losses and deductible temporary differences could be utilized. Our annual effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.
Our Q3 2022 net income tax expense of $15.2 includes an adverse $2.0 taxable foreign exchange impact arising from the weakening of the Chinese renminbi relative to the U.S. dollar, our functional currency (Currency Impact). The withholding tax of $5.0 associated with the repatriation of undistributed earnings from one of our Chinese subsidiaries in Q3 2022 (realized as current tax) was offset by the reversal of previously accrued deferred taxes from the then-anticipated repatriation of such undistributed earnings. Our YTD 2022 net income tax expense of $38.2 was favorably impacted by $4.9 in reversals of tax uncertainties in one of our Asian subsidiaries, offset in part by an adverse $2.2 Currency Impact.

Our Q3 2021 net income tax expense of $8.7 includes a $5.5 deferred tax recovery recorded in connection with the revaluation of certain temporary differences using the future effective tax rate of our Thailand subsidiary in connection with the then-forthcoming transition from a 100% income tax exemption to a 50% exemption in 2022 under an applicable tax incentive (Revaluation Impact), offset in part by a $2.0 tax expense arising from taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Chinese subsidiaries (Repatriation Expense). Our YTD 2021 net income tax expense of $22.4 includes the $5.5 Revaluation Impact and $1.1 in reversals of tax uncertainties in one of our Asian subsidiaries that completed its liquidation and dissolution during the first quarter of 2021, offset in large part by a $4.0 Repatriation Expense. Taxable foreign exchange impacts were not significant in either Q3 2021 or YTD 2021.

11.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, A/R, and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities, the Term Loans, borrowings under the Revolver, lease obligations, and derivatives.

Interest rate risk:

Borrowings under the Credit Facility expose us to interest rate risk due to the potential variability of market interest rates. In order to partially hedge against our exposure to interest rate variability on our Term Loans, we have entered into various agreements with third-party banks to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest for a portion of the borrowings under our Term Loans. At September 30, 2022, we had: (i) interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings that expire in August 2023 (Initial Swaps); (ii) interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings, for which the cash flows commence upon the expiration of the Initial Swaps and continue through June 2024 (First Extended Initial Swaps); (iii) interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings (and any subsequent term loans replacing the Initial Term Loan), for which the cash flows commence upon the expiration of the First Extended Initial Swaps and continue through December 2025 (Second Extended Initial Swaps); (iv) interest rate swaps hedging the interest rate risk associated with $100.0 of outstanding borrowings under the Incremental Term Loan that expire in December 2023 (Incremental Swaps); (v) interest rate swaps hedging the interest rate risk associated with $100.0 of our Incremental Term Loan borrowings, for which the cash flows commence upon the expiration of the Incremental Swaps and continue through December 2025 (First Extended Incremental Swaps); and (vi) interest rate swaps hedging the interest rate risk associated with an additional $130.0 of our Incremental Term Loan borrowings that expire in December 2025 (Additional Incremental Swaps). We have an option to cancel up to $50.0 of the notional amount of the Additional Incremental Swaps from January 2024 through October 2025.

At September 30, 2022, the interest rate risk related to $316.7 of borrowings under the Credit Facility was unhedged, consisting of unhedged amounts outstanding under the Term Loans ($195.4 under the Initial Term Loan and $121.3 under the Incremental Term Loan), and no amounts outstanding (other than ordinary course L/Cs) under the Revolver. See note 7.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
At September 30, 2022, the fair value of our interest rate swap agreements was an unrealized gain of $19.6, which we recorded in other non-current assets on our consolidated balance sheet. At December 31, 2021, the fair value of our interest rate swap agreements was a net unrealized loss of $6.9, consisting of aggregate unrealized losses of $7.4, which we recorded in other non-current liabilities on our consolidated balance sheet, and aggregate unrealized gains of $0.5, which we recorded in other non-current assets on our consolidated balance sheet. The unrealized portion of the change in fair value of the swaps is recorded in other comprehensive income (loss) (OCI). The realized portion of the change in fair value of the swaps is released from accumulated OCI and recognized under finance costs in our consolidated statement of operations when the hedged interest expense is recognized.

Global reform of major interest rate benchmarks is currently underway, including the anticipated replacement of some Interbank Offered Rates (including LIBOR) with alternative nearly risk-free rates. See note 2, "Recently issued accounting standards and amendments" of the 2021 AFS. We have obligations under our Credit Facility, certain lease arrangements and derivative instruments that are indexed to LIBOR (LIBOR Agreements). The interest rates under these agreements are subject to change when relevant LIBOR benchmark rates cease to exist. There remains uncertainty over the timing and methods of transition to such alternate rates.
Our Credit Facility provides that, with respect to the Initial Term Loan and any non-U.S. dollar-denominated borrowings under the Revolver, when the administrative agent, the majority of lenders or we determine that LIBOR (or the corresponding rate for any Alternative Currency, as defined in the Credit Facility), is unavailable or being replaced, then we and the administrative agent may amend the underlying credit agreement to reflect a successor rate as specified therein. The Credit Facility has not yet been so amended. Once LIBOR becomes unavailable: (i) if no successor rate has been established, LIBOR borrowings under the Initial Term Loan will convert to Base Rate loans, and any non-U.S. dollar-denominated borrowings under the Revolver will be repaid, replaced or converted pursuant to the Credit Facility, and (ii) LIBOR borrowings under the Incremental Term Loan and U.S. dollar-denominated borrowings under the Revolver will convert to secured overnight financing rate (SOFR) loans recommended or selected by the relevant governmental body, adjusted as set forth in the Credit Facility. Certain of our lease arrangements that include progress payments provide that a successor rate will be determined by the lessor when LIBOR ceases to be available or is no longer representative, or if earlier, by mutually-agreed amendments to the lease agreement to adopt a replacement benchmark, but successor rates have not yet been implemented. It remains uncertain when the benchmark transitions will be complete or what replacement rates will be used.

Our variable rate Term Loans are partially hedged with interest rate swap agreements (described above). Hedge ineffectiveness could result due to the cessation of LIBOR, if such agreements transition using a different benchmark or spread adjustment as compared to the underlying hedged debt. The Second Extended Initial Swaps, the First Extended Incremental Swaps and the Additional Incremental Swaps mirror the LIBOR successor provisions under the Credit Facility, but have not yet transitioned to a successor rate. We have also amended the swap agreement with one of the two counterparty banks under the Incremental Swaps (with a notional amount of $50.0) to mirror the LIBOR successor provisions under the Credit Facility, but such swaps have not yet transitioned to the successor rate. Our remaining interest rate swap agreements do not yet have LIBOR successor provisions and will require future amendment. As a result, we cannot assure that benchmark transitions under these interest rate swap agreements will be successful, or if so, what replacement rates will be used.

Our A/R sales program and three customers SFPs that were indexed to LIBOR have transitioned to alternative benchmark rates with predetermined spreads, with no significant impact on our consolidated financial statements.

While we expect that reasonable alternatives to LIBOR benchmarks will be implemented in advance of their cessation dates, we cannot assure that this will be the case. If relevant LIBOR benchmarks are no longer available and the alternative reference rate is higher, interest rates under the affected LIBOR Agreements would increase, which would adversely impact our interest expense, our financial performance and cash flows. We will continue to monitor developments with respect to the cessation of LIBOR, and will evaluate potential impacts on our LIBOR Agreements, processes, systems, risk management methodology and valuations, financial reporting, taxes, and financial results. However, we are currently unable to predict what the future replacement rates or consequences on our operations or financial results will be.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
Currency risk:

The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes. Such changes, including negative impacts on currency exchange rates related to the COVID-19 pandemic, could have a material effect on our business, financial performance and financial condition.

Our major currency exposures at September 30, 2022 are summarized in U.S. dollar equivalents in the following table. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at September 30, 2022.

	Canadian dollar	Euro	Thai baht	Chinese renminbi	Mexican Peso
Cash and cash equivalents	$16.3	$15.8	$2.3	$12.0	$1.7
Accounts receivable	7.3	37.4	0.1	14.5	—
Income taxes and value-added taxes receivable	14.4	0.7	14.8	6.5	37.7
Other financial assets	—	6.5	0.2	0.4	1.8
Pension and non-pension post-employment liabilities	(72.3)	(0.5)	(17.6)	(0.7)	(4.4)
Income taxes and value-added taxes payable	—	(2.1)	—	(6.3)	(10.8)
Accounts payable and certain accrued and other liabilities and provisions	(42.4)	(37.5)	(37.8)	(39.3)	(12.4)
Net financial assets (liabilities)	$(76.7)	$20.3	$(38.0)	$(12.9)	$13.6

We enter into foreign currency forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge the exposures of our monetary assets and liabilities denominated in foreign currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates.

At September 30, 2022, we had foreign currency forwards and swaps to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars (1)	Maximum period in months	Fair value gain (loss)
Canadian dollar	$205.8	$0.76	12	$(14.0)
Thai baht	129.6	0.03	12	(10.7)
Malaysian ringgit	110.4	0.23	12	(5.5)
Mexican peso	49.8	0.05	13	0.5
British pound	2.5	1.14	4	0.2
Chinese renminbi	40.7	0.15	12	(2.4)
Euro	40.9	1.01	10	2.5
Romanian leu	37.9	0.21	12	(2.3)
Singapore dollar	27.8	0.72	12	(0.8)
Japanese yen	6.7	0.0072	4	0.4
Korean won	5.1	0.0007	4	0.5
Total	$657.2			$(31.6)

Fair values of outstanding foreign currency forward and swap contracts related to effective cash flow hedges where we applied hedge accounting				(23.3)
Fair values of outstanding foreign currency forward and swap contracts related to economic hedges where we record the changes in the fair values of such contracts through our consolidated statement of operations				(8.3)
				$(31.6)
(1)Represents the U.S. dollar equivalent (not in millions) of one unit of the foreign currency, weighted based on the notional amounts of the underlying foreign currency forward and swap contracts outstanding as at September 30, 2022.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
At September 30, 2022, the aggregate fair value of our outstanding contracts was a net unrealized loss of $31.6 (December 31, 2021 — net unrealized gain of $1.2), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date. At September 30, 2022, we recorded $7.4 of derivative assets in other current assets and $39.0 of derivative liabilities in accrued and other current liabilities (December 31, 2021 — $7.4 of derivative assets in other current assets and $6.2 of derivative liabilities in accrued and other current liabilities).

Credit risk:

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance continues to be relatively low. We are in regular contact with our customers, suppliers and logistics providers, and have not experienced significant counterparty credit-related non-performance in 2021 or YTD 2022. However, if a key supplier (or any company within such supplier's supply chain) or customer fails to comply with their contractual obligations, this could result in a significant financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign currency exchange contracts and swaps, interest rate swaps, or annuities for our pension plans defaults on their contractual obligations. With respect to our financial market activities, we have adopted a policy of dealing only with counterparties we deem to be creditworthy. No significant adjustments were made to our allowance for doubtful accounts during Q3 2022, YTD 2022 or the respective prior year periods in connection with our ongoing credit risk assessments.

Liquidity risk:

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk through maintenance of cash on hand and access to the various financing arrangements described in notes 5 and 7. We believe that cash flow from operating activities, together with cash on hand, cash from accepted sales of A/R, and borrowings available under the Revolver and potentially available under uncommitted intraday and overnight bank overdraft facilities, are sufficient to fund our currently anticipated financial obligations, and will remain available in the current environment. As our A/R sales program and SFPs are each uncommitted, however, there can be no assurance that any participant bank will purchase any of the A/R that we wish to sell.
12.     COVID-19 GOVERNMENT SUBSIDIES

We qualified for COVID-19-related government subsidies, grants and/or credits (COVID Subsidies) during 2021 from various government authorities, the most significant of which were provided under the Canadian Emergency Wage Subsidy (CEWS) first announced by the Government of Canada in April 2020. However, we have not applied for COVID Subsidies since June 2021, and recorded no COVID Subsidies in Q3 2022 or YTD 2022. In Q3 2021 and YTD 2021, we qualified for an estimated aggregate of $1 and $11 of COVID Subsidies, respectively, from various government authorities, which we recognized as a reduction to the related expenses in cost of goods sold (Q3 2021 — $1; YTD 2021 — $8) and SG&A (Q3 2021 — nil; YTD 2021 — $3) on our consolidated statement of operations.

13.         COMMITMENTS AND CONTINGENCIES

Litigation:

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes, and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, we believe that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
Taxes and Other Matters:

In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications issued assessments seeking to disqualify certain research and development expenses of our Brazilian subsidiary for the years 2006 to 2009. As of the end of Q1 2022, this matter was completely resolved with no adjustment to our original filing positions for any relevant year.

In Q3 2021, the Romanian tax authorities issued a final assessment in the aggregate amount of approximately 31 million Romanian leu (approximately $6 at period-end exchange rates), for additional income and value-added taxes for one of our Romanian subsidiaries for the 2014 to 2018 tax years. In order to advance our case to the appeals phase and reduce or eliminate potential interest and penalties, we paid the Romanian tax authorities the full amount assessed in Q3 2021 (without agreement to all or any portion of such assessment). We believe that our originally-filed tax return positions are in compliance with applicable Romanian tax laws and regulations, and intend to vigorously defend our position through all necessary appeals or other judicial processes.

The successful pursuit of assertions made by any government authority, including tax authorities, could result in our owing significant amounts of tax or other reimbursements, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and in excess of amounts accrued.

14.        FIRE EVENT

On June 7, 2022, a fire occurred at our Batam, Indonesia facility. The fire destroyed inventories and damaged a building and equipment located at the site. Our manufacturing operations at the site were briefly paused, but resumed during Q2 2022. We wrote down inventories destroyed ($91 in Q2 2022 and $3 in Q3 2022) and a building and equipment damaged (aggregate of $1 in Q2 2022) by the fire. We expect to fully recover our tangible losses pursuant to the terms and conditions of our insurance policies. As of September 30, 2022, we recorded in other current assets on our consolidated balance sheet an estimated receivable of approximately $95 related to anticipated insurance proceeds. The write-downs and the offsetting insurance receivable (in equivalent amounts) were each recorded in other charges (recoveries), resulting in no net impact to net earnings in either Q2 2022 or Q3 2022. See note 9. We determined that this event did not constitute an impairment review triggering event for the applicable CGU, and no impairments to our intangibles or goodwill were recorded in connection therewith either in Q2 2022 or Q3 2022.

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